SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Flagstone Reinsurance Holdings Ltd

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G3529T105

(CUSIP Number of Class of Securities)

Marissa Costales
Silver Creek Capital Management LLC
1301 Fifth Avenue, 40th Floor
Seattle, Washington 98101
(206) 774-6000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3529T105

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Creek Capital Management LLC
IRS Identification No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington
7	SOLE VOTING POWER

0
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH		11,208,946 Common Shares
9	SOLE DISPOSITIVE POWER

0
10	SHARED DISPOSITIVE POWER

11,208,946 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

11,208,946 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON*

IA

SCHEDULE 13D

CUSIP No. G3529T105

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Creek Low Vol Fund A, L.L.C.
IRS Identification No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

0
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH		5,417,827 Common Shares
9	SOLE DISPOSITIVE POWER

0
10	SHARED DISPOSITIVE POWER

5,417,827 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

5,417,827 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. G3529T105

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Creek Low Vol Strategies Holdings, L.L.C.
IRS Identification No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

0
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH		3,503,225 Common Shares
9	SOLE DISPOSITIVE POWER

0
10	SHARED DISPOSITIVE POWER

3,503,225 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

3,503,225 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. G3529T105

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Creek Low Vol Strategies Holdings II, L.L.C.
IRS Identification No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

0
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH		0 Common Shares
9	SOLE DISPOSITIVE POWER

0
10	SHARED DISPOSITIVE POWER

0 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

0 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON*

OO

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Silver Creek Capital Management LLC, a Washington limited liability company (the "Management Company") and Silver Creek Low Vol Fund A, L.L.C., a Delaware limited liability company (“Low Vol A”) (Low Vol A, together with the Management Company, the “Reporting Persons”).  The Management Company serves as the adviser for Low Vol A.  The Management Company is also the investment manager or adviser to a variety of other private investment funds not including Low Vol A (the “Private Funds”).  This Schedule 13D relates to the Common Shares, par value $0.01 per share, of Flagstone Reinsurance Holdings Ltd, a Bermuda exempted company (the "Company"). Unless the context otherwise requires, references herein to the "Common Shares" are to such Common Shares of the Company.  Low Vol A directly owns the Common Shares to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Shares by virtue of the authority granted to them by Low Vol A to vote and to dispose of the securities held Low Vol A, including the Common Shares.

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to the Common Shares of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 23 Church Street, Hamilton, HM 11, Bermuda.

Item 2.    Identity and Background.

(a) This statement is filed by the Reporting Persons. The Management Company is organized as a limited liability company under the laws of the State of Washington. Low Vol A is organized as a limited liability company under the laws of the State of Delaware.

(b) The address of the principal business and principal office of the Reporting Persons is 1301 Fifth Avenue, 40th Floor, Seattle, Washington, 98101.

(c) The principal business of the Management Company is to serve as investment manager or adviser to Low Vol A as well as the Private Funds, and to control the investing and trading in securities of such entities. The principal business of Low Vol A and the Private Funds is to invest and trade in securities.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

5,417,827 Common Shares were acquired via re-registration by Low Vol A from another Private Fund through an internal restructure of certain of the Private Funds.

Item 4.    Purpose of Transaction.

The purpose of the acquisition of the Shares by Low Vol A is for investment. The Management Company may cause Low Vol A to make further acquisitions of Common Shares from time to time or to dispose of any or all of the shares of Common Shares held by Low Vol A.

The Reporting Persons are engaged in the investment business. In pursuing this business, the Management Company may analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.  An employee of the Management Company currently serves on the Company’s board of directors. From time to time, one or more of the employees of the Management Company may hold discussions with third parties or with management of the Company in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.    Interest in Securities of the Issuer.

(a)  As of the date of this Schedule 13D, the Management Company beneficially owns 11,208,946 shares (the “Shares”) of Common Shares. The Management Company has dispositive power over such holdings.  The Shares represent 13.1% of the 85,297,891 shares of Common Shares outstanding as of November 8, 2007, as reported in the Company's Form 10-Q for the period ended September 30, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

As of the date of this Schedule 13D, Low Vol A directly beneficially owns 5,417,827 shares of Common Shares, which represents 6.4% of the outstanding shares of Common Shares.

None of the Private Funds own a number of shares of Common Shares representing more than 5% of the total outstanding shares of Common Shares.

(b)  The Management Company has dispositive power over the 11,208,946 shares of Common Shares held directly by Low Vol A and the Private Funds.

As the managing member of Low Vol, the Management Company has dispositive power over the 5,417,827 shares of Common Shares held directly by Low Vol A.

(c)  Schedule A hereto sets forth certain information with respect to the transaction by Low Vol A at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

Except as set forth on Schedule A, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)  Other than Low Vol A and the Private Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

An employee of the Management Company currently serves on the Company’s board of directors.  Payment for the employee’s director’s services is made directly to Low Vol A and the Private Funds which directly hold the Shares in proportion to each of Low Vol A’s or Private Fund’s ownership percentage of Shares.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Schedule A	Transaction by Low Vol A with respect to Flagstone Reinsurance Holdings Ltd, at the direction of the Reporting Persons, in the Common Shares during the past 60 days.

Exhibit A	Joint Filing Agreement, dated as of December 31, 2007, by and between the Reporting Persons.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2008

SILVER CREEK CAPITAL MANAGEMENT LLC

By: /s/ Eric E. Dillon

Name:	Eric E. Dillon
Title:	Manager

SILVER CREEK LOW VOL FUND A, L.L.C.

By	Silver Creek Low Vol Strategies Pooling,L.P., its Sole Member

By: /s/ Eric E. Dillon

Name:	Director
Title:	Silver Creek Cayman GP, Ltd., its General Partner

Schedule A

Transaction by Low Vol A with respect to
Flagstone Reinsurance Holdings Ltd, at the direction of the
Reporting Persons, in the Common Shares during the past 60 days.

Date	Reporting Person or Private Fund	Amount of Common Shares	Price per share	Effected
12/31/07	Low Vol A*	5,417,827	$**	**Shares acquired via re-registration by Low Vol A from another private investment fund managed by Silver Creek Capital Management LLC through an internal restructure of such private investment funds.

*Silver Creek Low Vol Strategies Fund A, L.L.C. (“Low Vol A”)

Exhibit A

JOINT FILING AGREEMENT FOR SCHEDULE 13D WITH RESPECT TO
FLAGSTONE REINSURANCE HOLDINGS LTD
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: December 31, 2007

SILVER CREEK CAPITAL MANAGEMENT LLC

By: /s/ Eric E. Dillon
Name:	Eric E. Dillon
Title:	Manager

SILVER CREEK LOW VOL FUND A, L.L.C.

By: Silver Creek Low Vol Strategies Pooling, L.P., its Sole Member

/s/ Eric E. Dillon
Name:	Eric E. Dillon
Title:	Director, Silver Creek Low Vol Cayman GP, Ltd., its General Partner